[FENWICK & WEST LLP LETTERHEAD]

David A. Bell	Email dbell@fenwick.com
Direct Dial (650) 335-7130
December 7, 2007
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs David L. Orlic David W. Edgar Christine E. Davis Division of Corporation Finance
Re:	ArcSight, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-145974
Dear Ms. Jacobs:
     On behalf of ArcSight, Inc. (the “Company”), we are transmitting herewith Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-145974) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on September 11, 2007 (the “Registration Statement”). In this letter, we respond to the comment of the staff of the Commission (the “Staff”) contained in your letter dated November 28, 2007. The numbered paragraph below corresponds to the numbered comment in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Amendment in paper format, marked to show changes from the Registration Statement as filed in Amendment No. 3 thereto on November 21, 2007. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Estimates, page 39
Stock-Based Compensation, page 40
1.	We note the revisions made to your disclosure in response to comment 2 of our letter dated November 15,2007. Please revise to disclose the weighting applied to the market-comparable and income approaches used to estimate enterprise value at each valuation date. Also, explain your basis for the weightings used and any changes in the weightings at each valuation date.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 43 to disclose the weighting applied to the market comparable and income approaches used to estimate enterprise value at each valuation date and the basis for the weightings used. There were no changes to the weightings used from valuation date to valuation date.

U.S. Securities and Exchange Commission
December 7, 2007

     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in my absence, Daniel J. Winnike, Esq. at (650) 335-7657.

Sincerely,
/s/ David A. Bell
David A. Bell, Esq.

Enclosures:
cc:	Robert W. Shaw, Chief Executive Officer Stewart Grierson, Chief Financial Officer Trâm T. Phi, Esq., Vice President and General Counsel ArcSight, Inc.

Daniel J. Winnike, Esq. Fenwick & West LLP

Nigel Martin Aftab Jamil Ernst & Young LLP

Bruce K. Dallas, Esq. Davis Polk & Wardwell